UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File No. 001-33580

KEEGAN RESOURCES INC.
(Translation of registrant's name into English)

Suite 600-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Consulting Agreement between Daniel T. McCoy and Keegan Resources Inc. dated as of November 1, 2007
99.2	Consulting Agreement between Keegan Resources Inc. and Tony Ricci dated December 9, 2005
99.3	Consulting Agreement between Keegan Resources Inc. and Michael Bebek dated November 1, 2007
99.4	Consent of Esther Obeng Dappah (MP), Minister, Republic of Ghana, dated March 11, 2008, to assignment of the Jeni River Mining Lease dated March 22, 1990 to Keegan Resources (Ghana) Limited

Exhibits
99.5	Letter Agreement to acquire an option on the Esaase Mining Concession made May 3, 2006 between Keegan Resources Inc. and Sametro Co. Ltd.
99.6	Deed of Assignment made May 26, 2007 between Sametro Company Limited and Keegan Resources (Ghana) Limited
99.7	Deed of Agreement made February 19, 2008 between the Official Liquidator of Bonte Gold Mines Limited and Keegan Resources (Ghana) Limited
99.8	Consent of Prof. Dominic K. Fobih (MP), Minister, Republic of Ghana, dated June 8, 2007, to assignment of mining lease by Sametro Company Limited to Keegan Resources (Ghana) Limited
99.9	Agreement made May 29, 2007 among K.O. Consortium, Keegan Resources (Ghana Limited and Sametro Company Limited
99.10	Annual Information Form for the fiscal year ended March 31, 2008
99.11	Preliminary Short Form Prospectus dated May 8, 2009
99.12
Underwriting Agreement between Keegan Resources Inc., Dundee Securities Corporation, Canaccord Capital Corporation, Clarus Securities Inc., Paradigm Capital Inc. and Wellington West Capital Markets Inc. dated May 8, 2009

99.13	Decision Document (Preliminary) of the British Columbia Securities Commission, dated May 8, 2009, in respect of the Preliminary Short Form Prospectus dated May 8, 2009
99.14	Short Form Prospectus (Final) dated May 20, 2009
99.15	Consent letter of other expert (NI 44-101) – Brian Wolfe, dated May 20, 2009
99.16	Consent letter of underwriters’ legal counsel (NI 44-101) – Miller Thomson LLP, dated May 20, 2009
99.17	Consent letter of issuer’s legal counsel (NI 44-101) – Lang Michener LLP, dated May 20, 2009
99.18	Consent letter of auditor (NI 44-101) – BDO Dunwoody LLP, dated May 20, 2009
99.19	Decision Document (Final) of the British Columbia Securities Commission, dated May 21, 2009, in respect of the Short Form Prospectus dated May 20, 2009
99.20	Material Change Report dated May 26, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEEGAN RESOURCES INC.

Date:  February 15, 2013

By:
/s/ Greg McCunn
Greg McCunn
Chief Financial Officer